

Mail Stop 3561

November 5, 2015

Uri Orbach
Chief Executive Officer
L&S Light & Strong, Ltd.
Haadom St.
Kanot industrial Zone, POB 7042
Gedera, Israel, 7070000

> **Re:** **L&S Light & Strong, Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed October 21, 2015**
> **File No. 333-205203**

Dear Mr. Orbach:

We have reviewed your responses to the comments in our letter dated September 18, 2015 and have the following additional comments.

General

1. We note your response to our prior comment 1 and reissue in part. Please revise your registration statement to include Items 9.F and 10.B of Form 20-F and Part II of Form F-l, Items 701, 702 and 512 of Regulation S-K.

2. We note your response to our prior comment 3 and reissue. Please revise to include the Rule 415 undertakings.

Prospectus Cover Page

3. We reissue our prior comment 9. Please disclose the offering price of the securities on the cover page. Please also clarify if the offering price is a fixed price.

Business Overview, page 4

4. We note your response and revision in response to our prior comment 5 and reissue the comment in part. Please revise to also include your revenue and net losses for the most recent audited period.

Risk Factors

We are an "emerging growth company" and we cannot be certain, page 7

5. Please expand your disclosure to state that Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Please include this or similar language. In addition, please state whether or not you intend to delay such adoption of new or revised accounting standards until such time as private companies are required to comply. To the extent you choose to forego (i.e., opt-out) of this exemption related to adopting new or revised accounting standards, please so state, along with disclosing that such election is irrevocable.

Management's Discussion and Analysis, page 22

6. Please expand your discussion of results of operations to also provide a comparison of the interim period six months ended June 30, 2015 and June 30, 2014. See the introductory paragraphs to Item 5, Operating and Financial Review and Prospects of Form 20-F.

Recent Sales of Unregistered Securities, page 33

7. We note your response to our prior comments 1 and 14 and your added disclosure. However, it does not appear that all of the shares being registered for resale are discussed here. Please advise. Please also see our comment related to Item 701 of Regulation S-K disclosure above.

L&S Light & Strong, Ltd. Exhibit Index, page II-3

8. We note your response to our prior comment 17 and reissue in part. With your next amendment, please revise to include in the exhibit index the complete list of exhibits that you intend to include. For instance, please revise to include in your exhibit list your bylaws and the legality opinion. In addition, for the exhibits previously filed please indicate so in the exhibit index.

Exhibit 99.1

June 30, 2015 and 2014 Unaudited Interim Financial Statements

9. Please include the June 30, 2015 and 2014 unaudited interim financial statements and notes within Part III, Item 18 of the Registration Statement, rather than under Item 19, Exhibits.

You may contact Beverly Singleton at (202) 551-3328 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: Matheau J. W. Strout, Esq.